--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                REVCO D.S., INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------
                              RITE AID CORPORATION
                         OCEAN ACQUISITION CORPORATION
                                   (BIDDERS)
                            ------------------------

                    COMMON STOCK, PAR VALUE, $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  761339 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            FRANKLIN C. BROWN, ESQ.
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                              RITE AID CORPORATION
                                 30 HUNTER LANE
                         CAMP HILL, PENNSYLVANIA 17011
                           TELEPHONE: (717) 761-2633

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                With a copy to:
                            NANCY A. LIEBERMAN, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000
                            ------------------------

                           CALCULATION OF FILING FEE


        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
             $966,482,907                            $193,296.58

* For purposes of calculating of the amount of the filing fee only. This amount assumes the purchase of 35,144,833 shares of common stock, par value $.01 per share, of Revco D.S., Inc. at $27.50 net per share in cash.

**The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Ocean Acquisition Corporation for such number of shares.

/ /
  Check box if any part of the fee is offset as provided Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    NONE                   FILING PARTY:  NOT APPLICABLE
FORM OR REGISTRATION NO.:  NOT APPLICABLE         DATE FILED:    NOT APPLICABLE

                              PAGE 1 OF [  ] PAGES
                     EXHIBIT INDEX IS LOCATED ON PAGE [  ]
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

CUSIP NO. 761339 10 0                  14D-1
--------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               RITE AID CORPORATION (I.R.S. Identification Number 23-1614034)
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------

 3  SEC USE ONLY
--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

                   BK, WC
--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) OR 2(f)                                                             / /
--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Delaware
--------------------------------------------------------------------------------

 7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   See Section 11 of the Offer to Purchase
--------------------------------------------------------------------------------

 8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES     / /

                   N/A
--------------------------------------------------------------------------------

 9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                   N/A
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------

CUSIP NO. 761339 10 0                  14D-1
--------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               OCEAN ACQUISITION CORPORATION (IRS Identification Number to be applied for)
--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  / /
                                                                        (b)  / /
--------------------------------------------------------------------------------

 3  SEC USE ONLY
--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

                   BK, AF
--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) OR 2(f)                                                             / /
--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Delaware
--------------------------------------------------------------------------------

 7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   See Section 11 of the Offer to Purchase
--------------------------------------------------------------------------------

 8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES     / /
--------------------------------------------------------------------------------

 9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                   N/A
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

                   CO
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Ocean Acquisition Corporation, a Delaware corporation (the 'Purchaser') and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ('Parent'), to purchase 35,144,833 shares of common stock, par value $.01 per share (the 'Shares'), of Revco D.S., Inc., a Delaware corporation (the 'Company'), or such other number of Shares as equals 50.1% of the Shares outstanding on a fully diluted basis as of the expiration of the Offer (as defined below) at a price of $27.50 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the 'Offer'). This Schedule 14D-1 also constitutes the Statement on Schedule 13D of the Purchaser and Parent with respect to certain Shares which they may be deemed to beneficially own as a result of the Stock Option Agreement and Stockholder Agreement, which are described in the Offer to Purchase and are filed as Exhibits (c)(3) and (c)(2) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Revco D.S., Inc., a Delaware corporation. The address of the Company's principal executive offices is 1925 Enterprise Parkway, Twinsburg, Ohio 44087.

     (b) The information set forth in the 'INTRODUCTION' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ('THE TENDER OFFER--Price Range of Shares; Dividends') of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed by the Purchaser and Parent. The information set forth in the 'INTRODUCTION', in Section 8 ('THE TENDER OFFER--Certain Information Concerning the Purchaser and Parent') and in Schedule I ('Information Concerning the Directors and Executive Officers of Parent and the Purchaser') of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser, Parent nor any persons controlling the Purchaser, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I ('Information Concerning the Directors and Executive Officers of Parent and the Purchaser') of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.


     (a)-(b) The information set forth in the 'INTRODUCTION,' Section 8 ('THE TENDER OFFER--Certain Information Concerning the Purchaser and Parent'), Section 10 ('THE TENDER OFFER--Background of the Offer; Contacts with the Company') and
Section 11 ('Purpose of the Offer; Plans for the Company; Merger Agreement; Stockholder Agreement; Stock Option Agreement; Confidentiality Agreement') of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the 'INTRODUCTION' and Section 9 ('THE TENDER OFFER--Source and Amount of Funds') of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the 'INTRODUCTION,' Section 10 ('THE TENDER OFFER--Background of the Offer; Contacts with the Company'), and Section 11 ('THE TENDER OFFER--Purpose of the Offer; Plans for the Company; Merger Agreement; Stockholder Agreement; Stock Option Agreement; Confidentiality Agreement') of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in the 'INTRODUCTION,' and Section 13 ('THE TENDER OFFER--Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration') of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ('THE TENDER OFFER--Certain Information Concerning the Purchaser and Parent') of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 8 ('THE TENDER OFFER--Certain Information Concerning the Purchaser and Parent') of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS; UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the 'INTRODUCTION,' Section 10 ('THE TENDER OFFER--Background of the Offer; Contacts with the Company'), and Section 11 ('THE TENDER OFFER--Purpose of the Offer; Plans for the Company; Merger Agreement; Stockholder Agreement; Stock Option Agreement; Confidentiality Agreement') of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the 'INTRODUCTION' and Section 16 ('THE TENDER

OFFER--Fees and Expenses') of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ('THE TENDER OFFER--Certain Information Concerning the Purchaser and Parent') of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the 'INTRODUCTION', Section 10 ('Background of the Offer; Contacts with the Company') and Section 11 ('THE TENDER OFFER--Purpose of the Offer and the Merger; Plans for the Company; Merger Agreement; Stockholder Agreement; Stock Option Agreement; Confidentiality Agreement') of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in the 'INTRODUCTION' and Section 15 ('THE TENDER OFFER--Certain Legal Matters and Regulatory Approvals') of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ('THE TENDER OFFER--Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration') of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15 ('THE TENDER OFFER--Certain Legal Matters and Regulatory Approvals') of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated December 4, 1995.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Text of Press Release issued by Parent and the Company on November 30, 1995.

     (a)(8) Form of Summary Advertisement dated December 4, 1995.

     (b)(1) Letter from J.P. Morgan Securities Inc. to Rite Aid Corporation, dated November 16, 1995.

     (b)(2) Letter from Morgan Guaranty Trust Company of New York and J.P. Morgan Securities Inc. to Rite Aid Corporation, dated November 24, 1995.

     (c)(1) Agreement and Plan of Merger, dated as of November 29, 1995, by and among Parent, the Purchaser and the Company.

     (c)(2) Stockholder Agreement, dated as of November 29, 1995, by and among Parent, the Purchaser and Zell/Chilmark Fund, L.P.

     (c)(3) Stock Option Agreement, dated as of November 29, 1995, by and among Parent, the Purchaser and the Company.

     (c)(4) Confidentiality Agreement, dated as of August 17, 1995, by and between Parent and the Company.

     (d)     Not applicable.

     (e)     Not applicable.

     (f)     Not applicable.

     (g) Complaint entitled Silvert v. Revco D.S., Inc. et al., filed in the Chancery Court of the State of Delaware, New Castle County.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1995   RITE AID CORPORATION

                                          By: /s/ MARTIN L. GRASS
                                            Name: Martin L. Grass
                                            Title: Chairman of the Board and
                                            Chief Executive Officer


                                        OCEAN ACQUISITION CORPORATION

                                          By: /s/ MARTIN L. GRASS_______________
                                            Name: Martin L. Grass
                                            Title: President

                                 EXHIBIT INDEX

 EXHIBIT                                                            PAGE
  NUMBER                                                            NUMBER
----------                                                          ------
(a)(1)      --  Offer to Purchase dated December 4, 1995.
(a)(2)      --  Letter of Transmittal.
(a)(3)      --  Notice of Guaranteed Delivery.
(a)(4)      --  Letter to Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
(a)(5)      --  Letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Other
                Nominees.
(a)(6)      --  Guidelines for Certification of Taxpayer
                Identification Number on Substitute
                Form W-9.
(a)(7)      --  Text of Press Release issued by Parent and the
                Company on November 30, 1995.
(a)(8)      --  Form of Summary Advertisement dated December 4,
                1995.
(b)(1)      --  Letter from J.P. Morgan Securities Inc. to Rite
                Aid Corporation, dated November 16, 1995.
(b)(2)      --  Letter from Morgan Guaranty Trust Company of New
                York and J.P. Morgan Securities Inc. to Rite Aid
                Corporation, dated November 24, 1995.
(c)(1)      --  Agreement and Plan of Merger, dated as of November
                29, 1995, by and among Parent, the Purchaser and the Company.
(c)(2)      --  Stockholder Agreement, dated as of November 29,
                1995, by and among Parent, the Purchaser and Zell/Chilmark Fund, L.P.
(c)(3)      --  Stock Option Agreement, dated as of November 29,
                1995, by and among Parent, the Purchaser and the Company.
(c)(4)      --  Confidentiality Agreement, dated as of August 17,
                1995, by and between Parent and the Company.
(d)         --  Not applicable.
(e)         --  Not applicable.
(f)         --  Not applicable.
(g)         --  Complaint entitled Silvert v. Revco D.S., Inc. et
                al., filed in the Chancery Court of the State of Delaware, New Castle County.